UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________
FORM 12b-25
____________
NOTIFICATION OF LATE FILING
(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN
☐ Form N-CSR
For Period Ended: March 31, 2020
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I – REGISTRANT INFORMATION

Oasis Midstream Partners LP
Full Name of Registrant
N/A
Former Name if Applicable
1001 Fannin Street, Suite 1500
Address of Principal Executive Office (Street and Number)
Houston, Texas 77002
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III – NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020 (the “Form 10-Q”) of Oasis Midstream Partners LP (the “Partnership”) could not be filed by May 11, 2020, the prescribed due date for such filing, without unreasonable effort or expense for the reasons set forth below.

The Partnership is in the process of completing its accounting and control procedures for the finalization of the Form 10-Q. While this process is substantially complete, additional time is necessary to finalize all required supporting documentation which may impact the presentation and disclosure of certain financial statement line items. Specifically, the Partnership maintains various bank accounts in order to operate its business. As a result of ongoing internal oversight processes, the Partnership identified that a Control Agreement (as defined in the Partnership’s revolving credit facility (as amended, the “OMP Credit Facility”)) had not been executed for a certain bank account (the “JPM Account”) held at JPMorgan Chase Bank, N.A. (“JPMorgan”), who is a lender under the OMP Credit Facility. The Control Agreement serves to establish a lien in favor of the lenders under the OMP Credit Facility with respect to the JPM Account. On May 11, 2020, the Partnership executed a Control Agreement with both Wells Fargo Bank, N.A., as administrative agent under the OMP Credit Facility, and JPMorgan, thereby completing the documentation required under the OMP Credit Facility. Despite the Control Agreement’s execution, the failure to have had it in place before the JPM Account was initially funded with cash represents a past Event of Default (as defined in the OMP Credit Facility). The Partnership is in the process of seeking from the lenders under the OMP Credit Facility a limited waiver (the “Limited Waiver”) of this past Event of Default and the forbearance of additional interest owed arising from this past Event of Default. If approved by the Majority Lenders (as defined in the OMP Credit Facility), the Limited Waiver would result in an additional interest charge of approximately $25.9 million recorded in the financial statements as of March 31, 2020. The Limited Waiver is requesting forbearance of such additional interest until the earlier to occur of (i) November 10, 2020 and (ii) an Event of Default. If the Limited Waiver is approved by the Majority Lenders, the administrative agent and the lenders under the OMP Credit Facility will not be obligated to grant any future forbearance. In the event the Partnership is unable to obtain a waiver for the Event of Default described above, any amounts outstanding under the OMP Credit Facility would become due if requested by the lenders thereunder. If the Partnership is unable to obtain such a waiver, and the lenders under the OMP Credit Facility make such a request for amounts outstanding under the OMP Credit Facility, the Partnership may be unable to pay the amounts outstanding under the OMP Credit Facility, which could result in substantial doubt regarding the Partnership’s ability to continue as a going concern within one year after the financial statements are issued. The Partnership is in compliance with all financial covenants under the OMP Credit Facility as of March 31, 2020 and has paid all obligations when due.

At this time it is anticipated that the Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

PART IV – OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Nickolas J. Lorentzatos	281	404-9500
(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Partnership expects total revenues will increase approximately $12.8 million to approximately $106.6 million for the three months ended March 31, 2020 from the same period in 2019; impairment expense will increase to approximately $101.8 million for the three months ended March 31, 2020 from the same period in 2019; and total operating expenses, including the impairment expense, will increase approximately $100.2 million to approximately $145.7 million for the three months ended March 31, 2020 from the same period in 2019. The anticipated changes, and specifically the substantial increase in impairment expense and total operating expenses as compared to the modest increase in total revenues during this period, were primarily attributable to the significant decline in the future demand for the services that the Partnership provides caused by the collapse in demand for crude oil, natural gas and natural gas liquids beginning in March 2020 as a result of the actions of the Organization of the Petroleum Exporting Countries and Russia as well as the ongoing impact of stay at home orders issued in response to the novel coronavirus 2019 (“COVID-19”) pandemic. The results presented herein are preliminary, unaudited and subject to change pending the filing of the Form 10-Q.

This Form 12b-25 contains forward-looking statements. All statements, other than statements of historical facts, included in this Form 12b-25 that address activities, events or developments that the Partnership expects, believes or anticipates will or may occur in the future are forward-looking statements. Without limiting the generality of the foregoing, forward-looking statements contained in this Form 12b-25 specifically include the Partnership’s anticipated financial results for the first quarter of 2020, the Partnership’s plans to address the Event of Default and additional interest accrued as a result thereof and the anticipated filing of its Form 10-Q for such quarter. These statements are based on certain assumptions made by the Partnership based on management’s review of the first quarter 2020 financial results to date as well as the process necessary to complete those results. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Partnership, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. These include, but are not limited to, developments in the global economy, particularly the public health crisis related to the COVID-19 pandemic and the adverse impact thereof on demand for crude oil and natural gas and the Partnership’s customers’ demand for the Partnership’s services, the risk of further impairments, the Partnership’s ability to integrate acquisitions into its existing business, the ability to realize the anticipated benefits from the previously announced assignment by Oasis Petroleum Inc. (“Oasis Petroleum”) to the Partnership of Delaware Basin midstream assets, changes in crude oil and natural gas prices, weather and environmental conditions, the timing of planned capital expenditures, uncertainties in the estimates of proved reserves and forecasted production results of the Partnership’s customers, operational factors affecting the commencement or maintenance of producing wells, the condition of the capital markets generally, as well as the Partnership’s ability to access them, the proximity to and capacity of transportation facilities, an inability of Oasis Petroleum or the Partnership’s other customers to meet their operational and development plans on a timely basis or at all and uncertainties regarding environmental regulations or litigation and other legal or regulatory developments affecting the Partnership’s business and other important factors. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, the Partnership’s actual results and plans could differ materially from those expressed in any forward-looking statements. In addition, certain of the Partnership’s forward-looking statements address the various risks and uncertainties associated with the extraordinary market environment and impacts resulting from the COVID-19 pandemic and the actions of foreign oil producers (most notably Saudi Arabia and Russia) to increase crude oil production and the expected impact on the Partnership’s businesses, operations, earnings and results. Because considerable uncertainty exists with respect to foreign oil production and the future pace and extent of a global economic recovery from the effects of the COVID-19 pandemic, the Partnership cannot predict whether or when crude oil production and economic activities will return to normalized levels.

Any forward-looking statement speaks only as of the date on which such statement is made and the Partnership undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

_______________

Oasis Midstream Partners LP
(Name of registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: May 12, 2020
By: OMP GP LLC, its general partner

By: /s/ Nickolas J. Lorentzatos
Name: Nickolas J. Lorentzatos
Title: Executive Vice President, General Counsel & Corporate Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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